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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 6, 2004

BUHRMANN NV

(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        )

        Enclosure: Press Release dated May 6, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
ewold.de.bruijne@buhrmann.com

Analysts can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    6 May 2004
Number    006

BUHRMANN: FIRST QUARTER 2004 NET PROFIT* EUR 25.7 MILLION

  •
  Net profit* per share (fully diluted) up from EUR 0.02 a year ago to EUR 0.13 in first quarter of 2004

  •
  Sales growth, lower financing costs, successful margin management, and efficiency gains drive increase in net profit* to EUR 25.7 million in first quarter 2004 (first quarter 2003: EUR 5.1 million)

  •
  Sales for the Group increased organically by 2%—best performance in twelve quarters

*
Net profit before amortisation of goodwill and exceptional items in 2003 (see also remarks under Accounting Policies)

CEO's STATEMENT

        Commenting on the first quarter results of 2004, Buhrmann President and CEO Frans Koffrie said: "We are encouraged by the overall performance. For the first time in twelve consecutive quarters, we can report an increase in organic sales. Furthermore, as a result of management actions initiated in 2003, profitability has improved substantially and first quarter earnings per share increased markedly.

        In our largest market, the US, the successful reduction of the Division's cost base, good margin management and substantial productivity improvements gave rise to a 17% increase in operating income in US dollar terms. While sales at ASAP Software increased strongly, office products sales fell by 2% organically, primarily due to an accelerating shift to private brand products and softness in the furniture business. Developments within Corporate Express Europe were encouraging. Actions taken in the UK by the newly appointed management resulted in an improved first quarter performance. In Germany, the office supplies business performed better, whereas demand for copiers and furniture remained weak. Overall, we are pleased with the continued improvements in working capital management and efficiency that have supported the increase in profitability."

OUTLOOK

        In addition to Buhrmann's stronger financial and operational base, the re-aligned and more focused marketing and sales efforts targeted at specific customer segments are having a positive effect on sales volumes. Global sourcing initiatives and growth in our private brands should be beneficial to our absolute margins, although average, selling prices are lower for our private brands than for manufacturers' brands. We expect available cash flow for the full year 2004 to be positive.

        In the US, large organisations within public services and the corporate sector continue to focus on productivity improvements. Provided GDP growth figures remain positive and employment rates rise, we expect white-collar employment rates also to rise in due course.

        In our three major European markets—the UK, Germany, and Benelux—we see a mixed picture: positive GDP and employment trends in the UK, offset by continuing weakness in Germany and the Benelux. Our business performance in these markets broadly reflects these macro trends, but the impact of management actions is becoming more visible.

KEY FINANCIAL DATA

	1st quarter				Excluding Paper Merchanting
x EUR million	2004	2003	change in EUR	change at constant rates	2004	2003	change in EUR	change at constant rates
Net sales	1,348.2	2,153.6	-37.4%	-32.5%	1,348.2	1,443.3	-6.6%	1.7%
EBITAE*	51.3	51.2	0.2%	12.1%	51.3	36.6	40.2%	60.0%
Net profit**	25.7	5.1
Net result	14.5	77.7
In euro
Net profit** per ordinary share (fully diluted)	0.13	0.02
*
Earnings Before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

**
Net profit on ordinary operations before amortisation of goodwill and exceptional items.

SUMMARY FINANCIAL REVIEW FIRST QUARTER 2004

  •
  Net sales for the first quarter were EUR 1,348.2 million (excluding Paper Merchanting, first quarter sales in 2003 totalled EUR 1,443.3 million). Organically, sales of our global operations increased by 2%, mainly due to sales increases in North America (software), Australia, and in the Graphic Systems Division. Organic office products sales in North America decreased by 2%.

  •
  Operating income (EBITAE) was equal to the first quarter of last year, EUR 51.3 million, despite a negative translation effect caused by currency exchange rate movements and the fact that earnings from the divested Paper Merchanting Division were included in the first quarter results for 2003. At constant rates, the continued operations posted a 60% higher first quarter operating income, driven by improved productivity.

  •
  Net profit before amortisation of goodwill and exceptional results improved substantially, to EUR 25.7 million from EUR 5.1 million in the first quarter of 2003. The improvement is principally due to the positive impact of substantially lower financing charges, cost reduction measures, efficiency gains, and further improved working capital management.

  •
  Overall net result (after amortisation of goodwill) for the first quarter of 2004 was EUR 14.5 million, compared with EUR 77.7 million in 2003, which included EUR 85.9 million of exceptional income.

  •
  Working capital (four quarter rolling average) as a percentage of sales improved to 10.1% on a comparable basis, from 11.1% in the first quarter of 2003.

  •
  Available cash flow amounted to EUR 27.3 million negative in the first quarter (2003: EUR 58.0 million positive, including EUR 79 million of exceptional items), reflecting the seasonal outflow of working capital.

  •
  Interest-bearing net debt increased by almost 7% to EUR 893 million from EUR 836 million at year-end 2003. The EUR 57 million increase in the first quarter is due to the cash outflow mentioned above and the increase of the first quarter period-end exchange rate of the US dollar versus the euro.

STRATEGIC FOCAL POINTS—FIRST QUARTER UPDATE

Optimise capacity utilisation of our distribution infrastructure

        Having already achieved substantial efficiency gains, Buhrmann continues to work on achieving further improvements. After the completion of our three-year programme of warehouse consolidation and upgrading of our logistics infrastructure, we have reached a much higher level of efficiency. In order to increase further the capacity utilisation of our distribution infrastructure we are expanding our offering with new product categories of business consumables. We launched an extended offering of Facility Products in North America in 2003 and are rolling out the Facility Products offering across all our markets in Europe. We are also linking more customers to our infrastructure by expanding our customer base in both the core large/strategic accounts segment and in the mid-market segment.

Exploit technology as a sustained key competitive advantage

        The penetration of our eCommerce platform E-Way® in North America, the new ExpressNet® applications in Europe, and NetXpress® in Australia and New Zealand has driven the increase in Internet sales to 34% of our global office products sales in the first quarter of 2004. After successful pilot projects in 2003, we are now actively rolling out new wireless proof of delivery equipment across our North-American office products operations. In Europe we have launched our four new eCommerce solutions (ExpressConnect®, Express Procure®, ExpressOrder®, and ExpressDirect®) tailored to specific customer profiles. In addition, we plan to introduce "pick-to-voice" technology in a number of our distribution centres in Europe in order to make further improvements in efficiency and accuracy.

Driving sales and enhance margins

  •
  We have aligned our North American sales organisation to better reflect our market segmentation strategy. Dedicated sales and customer service teams remain focused on consolidating our strong position in the large/strategic account market and expanding our mid-market customer base with a segmented marketing strategy, product offering, and support structure in all regions.

  •
  The further implementation of our single-source supplier concept, following the example of Corporate Express Australia, involves the phased addition of new product categories, which will gradually be rolled-out across all our markets. After completion of a new product selection in the category of Facility Products, teaming up with new suppliers and optimising our logistics organisation, we have trained our sales force and introduced special catalogues and sales materials. We are now familiarizing customers with the extended product offering in North America. A similar programme is underway in Europe, also starting with the introduction of a range of Facility Products.

  •
  We are expanding our Private Brand Programme in Europe, adding about 500 new products to the 1,100 introduced last year. The North America Division launched its new Corporate Express Private Brand offering. As we source these products in high volumes, we are able to offer them to our customers at highly competitive prices, while increasing our absolute margin.

CASH FLOW AND FINANCING

        Available cash flow in the first quarter of 2004 was EUR 27.3 million negative. The EUR 41 million increase in working capital, due to the seasonal decrease in trade creditors, was the main contributing factor.

        For continued operations, average working capital as a percentage of sales on a rolling four quarter basis improved to 10.1% from 11.1% a year ago. The reduction in average working capital is attributable to ongoing management efforts and has been realised across the company.

        We reduced net financing costs substantially, from EUR 46.8 million in the first quarter of 2003 to EUR 20.1 million in the first quarter of this year. This reflects the lower level of debt, as well as the benefits of the optimisation of the debt portfolio undertaken in the last quarter of 2003.

        Interest-bearing debt has increased to EUR 892.5 million at 31 March, versus EUR 836.3 million at year-end 2003. The EUR 56.2 million increase is due to currency fluctuations and cash outflow.

        Interest-bearing debt as a percentage of group equity increased to 57.6% at the end of the first quarter of this year, versus 56.3% at year-end of 2003. Group equity as a percentage of total assets amounted to 42.5% at the end of the first quarter, versus 40.4% at year-end 2003.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS

(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	1st quarter
x EUR million	2004	2003	change in EUR	change at constant rates
Net sales	1,251.6	1,381.3	-9.4%	-0.8%
Added value	343.0	374.2	-8.4%	0.8%
EBITAE*	57.6	51.2	12.6%	24.7%
Average capital employed	784.9	969.9	-19.1%	-10.7%
Ratios
Added value/net sales	27.4%	27.1%
EBITAE/net sales	4.6%	3.7%
EBITAE/average capital employed	29.4%	21.1%
*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        First quarter 2004 organic sales were at the same level as in the first quarter of last year. Market conditions generally remained soft in most of the countries in which we are active, with no clear improvement yet in white-collar employment in the US and a further increase in jobless rates in Europe. Operating results (EBITAE) were up 12.6% to EUR 57.6 million in the first quarter of 2004, despite a 12% negative impact of exchange rate movements on results reported in euro. The increase at constant exchange rates amounted to 24.7%. In addition to the margin improvements achieved through the expansion of our private brand product offering, the improved earnings reflect the positive effects of cost reduction measures and efficiency gains. The number of employees in our global office products operations totalled 16,557 at the end of the first quarter of this year, versus 17,940 a year ago.

NORTH AMERICA DIVISION

	1st quarter
x EUR million	2004	2003	change in EUR	change at constant rates
Net sales	866.0	1,003.3	-13.7%	-0.7%
Added value	236.5	275.4	-14.1%	-0.6%
EBITAE*	43.0	43.0	0.0%	16.5%
Average capital employed	598.5	767.6	-22.0%	-10.8%
Ratios
Added value/net sales	27.3%	27.5%
EBITAE/net sales	5.0%	4.3%
EBITAE/average capital employed	28.7%	22.4%
*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Note:
In the attachments you will find the key figures for the North American operations in U.S. dollars

        First quarter sales of the North America Division were EUR 866 million (USD 1,083 million). Overall organic sales increased by 2%, reflecting a positive sales trend in the Division's software business. Organic sales of the Division's office products business fell by 2%, primarily due to an accelerated shift to private brand products, softness in the furniture business, and lower paper prices.

        The division's overall added value for the first quarter was EUR 236.5 million (down 0.6% to USD 296 million). Added value as a percentage of sales was 27.3% compared to 27.5% in the first quarter of 2003 and 25.2% in the fourth quarter of last year. The quarter-on-quarter improvement illustrates good margin management in the office supplies business and the positive effect of the increase in sales of Corporate Express branded products. As we expand our private brand offering and global sourcing initiatives, we are successfully reducing the number of SKU's per product category.

        The North America Division's operating profit (EBITAE) increased by 16.5% at constant exchange rates to USD 54 million in the first quarter of 2004 (EUR 43 million). The increase in profitability mainly reflects successful margin management, a substantial increase in productivity and the initial success of the private brand strategy.

        ASAP Software reported 21% higher organic first quarter sales. Total first quarter sales were EUR 147.1 million (USD 183.9 million) in 2004, compared to EUR 149.4 million (USD 160.3 million) in the first quarter of 2003. Added value increased by 24% in US dollars. First quarter added value was EUR 15.3 million (USD 19.1 million), versus EUR 14.4 million (USD 15.4 million) a year ago. Operating result (EBITAE) increased by 28% in US dollars to EUR 5.0 million (USD 6.3 million) in the first quarter of 2004 versus EUR 4.6 million (USD 4.9 million) in the first quarter of 2003.

EUROPE/AUSTRALIA DIVISION

	1st quarter
x EUR million	2004	2003	change in EUR	change at constant rates
Net sales	385.6	378.0	2.0%	-1.1%
Added value	106.5	98.8	7.8%	4.4%
EBITAE*	14.6	8.2	78.7%	62.5%
Average capital employed	186.4	202.2	-7.8%	-10.2%
Ratios
Added value/net sales	27.6%	26.1%
EBITAE/net sales	3.8%	2.2%
EBITAE/average capital employed	31.4%	16.2%
*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        First quarter sales of the combined Europe and Australia Divisions increased by 2% to EUR 385.6 million. Organic first quarter sales were lower for the European operations, but rose in Australia compared to the first quarter of 2003. The management action taken in the UK by the newly appointed management was confirmed by the increase in sales in the first quarter compared to the fourth quarter of last year. Market conditions remained weak in the Benelux, on the back of further substantial staff reductions at some of our large customers. In Germany, the office supplies business performed better, while demand for copiers and furniture remained weak. Operations in other European countries, generally continued to perform well.

        Operating result (EBITAE) of the European office products operations increased as a result of the restructuring implemented last year and the success of margin enhancement initiatives, such as the expansion of its Corporate Express brand offering. Capital employed was successfully reduced across our operations. Overall, the combined Office Products Europe and Australia Divisions reported a first quarter operating result (EBITAE) up by more than 60% at constant rates.

GRAPHIC SYSTEMS

	1st quarter
x EUR million	2004	2003	change in EUR
Net sales	96.7	62.1	55.8%
Added value	23.8	15.5	53.3%
EBITAE*	-0.6	-8.9
Average capital employed	128.0	132.8	-3.6%
Ratios
Added value/net sales	24.6%	25.0%
EBITAE/net sales	-0.6%	-14.4%
EBITAE/average capital employed	-1.9%	-26.9%
*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        First quarter sales of the Graphic Systems Division rose 56% to EUR 96.7 million (up 27% organically) compared to a weak first quarter of 2003. Given the late cyclical nature of this business and the fact that general economic circumstances have not improved (capital goods funding conditions remain challenging) it is too early to determine if a market recovery is imminent. The DRUPA trade fair (which will take place from 6–19 May) may stimulate order intake in the second half of this year, as it will feature a large number of technological innovations.

        To reduce the Division's dependence on the investment climate, it continues to reinforce its "triple S" strategy of increasing sales in the areas of services (such as configuration and repairs), supplies and spare parts.

        The Division's first quarter operating result (EBITAE) amounted to a loss of EUR 0.6 million, compared to a loss of EUR 8.9 million in the first quarter of 2003.

HOLDINGS

        First quarter operating result (EBITAE) reported under 'Holdings' was EUR 5.7 million negative (first quarter 2003: EUR 5.6 million negative).

FINANCIAL ASSUMPTIONS FOR 2004

  •
  Excluding currency fluctuations we expect amortisation of goodwill to amount to around EUR 50 million, while depreciation is expected to be EUR 87 million.

  •
  Capital expenditure is expected to be around EUR 80 million.

  •
  The tax rate for 2004 on earnings before tax, amortisation of goodwill and exceptional items is estimated to be 15%–20%.

  •
  As more than two-thirds of our EBITAE is derived from North America and our debt is split over currencies proportionally to the forecast split of EBITAE, a 10% movement in the US dollar exchange rate will have an impact of approximately 7% on our net profit before amortisation of goodwill.

Note to editors

A live audio webcast of the conference call for analysts starting at 10.00 a.m. today can be heard via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations". It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 05.	The analyst presentation available via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations".

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks third. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

  •
  Exceptional items—during the course of a year, certain events take place that may be viewed as part of a company's normal business operations.These events however, have unique characteristics that set them apart from the company's standard day-to-day operations, these events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the company's operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency these events have been separately disclosed as exceptional results

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

  •
  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change—to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division

  •
  Non-GAAP measures: Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

        The figures included in this report were not audited by the external accountant.

FINANCIAL CALENDAR 2004

Dividend payment	17 May 2004
Publication of second quarter results 2004	11 August 2004
Publication of third quarter results 2004	10 November 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	first quarter
	2004	2003	change
Net sales	1,348.2	2,153.6	(37.4%)
Cost of sales	(981.5)	(1,651.5)	(40.6%)

Added value	366.8	502.1	(27.0%)
Operating costs	(295.1)	(422.9)	(30.2%)
Exceptional operating results	—	55.9

EBITDA	71.7	135.1	(46.9%)
Depreciation	(20.4)	(27.9)	(27.0%)

EBITA	51.3	107.2	(52.1%)
Amortisation of goodwill	(11.1)	(13.4)	(16.8%)

Operating result (EBIT)	40.2	93.8	(57.2%)
Net financing costs	(20.1)	(46.8)
Result on ordinary operations before tax	20.1	47.0
Taxes	(1.8)	2.7
Exceptional tax items	—	30.0
Other financial results	(0.1)	—
Minority interests	(3.6)	(2.1)

Net result on ordinary operations	14.5	77.7	(81.3%)
Extraordinary result net	(0.0)	(0.0)

Net result	14.5	77.7	(81.3%)

Net profit on ordinary operations before amortisation of goodwill	25.7	91.0	(71.8%)

Net profit on ordinary operations before amortisation of goodwill and exceptional items	25.7	5.1	402.5%

Ratios
Added value as a % of net sales	27.2%	23.3%
EBITDA as a % of net sales	5.3%	6.3%
EBITA as a % of net sales	3.8%	5.0%
EBIT as a % of net sales	3.0%	4.4%
Ratios, exluding exceptional operating costs / income ("E")
Added value as a % of net sales	27.2%	23.3%
EBITDAE as a % of net sales	5.3%	3.7%
EBITAE as a % of net sales	3.8%	2.4%
EBITE as a % of net sales	3.0%	1.8%

NET RESULT PER SHARE FULLY DILUTED

	first quarter
in millions of euro
	2004	2003
Net result from ordinary operations	14.5	77.7
Intrest convertible bond	0.6	—
Dividend preference shares A	(2.8)	(2.8)

Net result on ordinary operations for ordinary shares	12.3	74.9
Add back: amortisation of goodwill	11.1	13.4

Total (before amortisation of goodwill)	23.5	88.3
Average number of ordinary shares basic (x 1,000)	136,166	132,113
Options	917	—
Conversion preference shares C	36,210	23,469
Convertible bond	13,669	—

Average number of ordinary shares fully diluted (x 1,000)	186,962	155,582
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	0.57
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.13	0.02

CONSOLIDATED CASH FLOW STATEMENT

	first quarter
in millions of euro
	2004	2003
EBITDA	71.7	135.1
Additions to/(release of) provisions	1.0	3.8

Operating result on a cash basis	72.7	138.9
(Increase)/decrease in inventories	28.2	(6.2)
(Increase)/decrease in trade receivables	43.0	119.3
Increase/(decrease) in trade creditors	(158.3)	(163.9)
(Increase)/decrease in other receivables and liabilities	45.7	41.6

(Increase)/decrease in working capital	(41.4)	(9.2)
Financial payments	(17.4)	(29.8)
Tax payments	(6.9)	(5.7)
Other operational payments	(7.7)	(11.3)

Cash flow from operational activities	(0.7)	82.9
Investments in tangible fixed assets	(15.1)	(18.1)
Acquisitions, integration and divestments	(11.5)	(6.8)

Available cash flow	(27.3)	58.0
Cash flow from financing activities	(9.2)	(11.6)

Net cash flow	(36.5)	46.4

CONSOLIDATED BALANCE SHEET

	31 March
in millions of euro			31 December 2003
	2004	2003
Fixed assets	2,228.9	2,807.0	2,172.1
Current assets, inventories of trade goods	403.7	674.1	423.0
Current assets, trade receivables	710.4	1,354.4	736.2
Current assets, other receivables	170.3	259.0	199.8
Cash	130.4	55.0	145.4

Total assets	3,643.8	5,149.5	3,676.5
Group equity
Shareholders' equity	1,499.9	1,808.8	1,436.5
Other group equity	49.6	44.2	48.2

	1,549.5	1,853.1	1,484.7
Provisions	279.0	332.5	274.3
Long-term loans	970.0	1,620.0	948.7
Current liabilities, interest bearing	52.9	71.3	33.0
Current liabilities, trade creditors	499.9	876.3	643.6
Current liabilities, other not interest bearing	292.5	396.4	292.0

Total liabilities	3,643.8	5,149.5	3,676.5
Working capital	535.5	1,097.1	471.5
Capital employed	2,322.1	3,402.2	2,206.4
Interest-bearing net-debt	892.5	1,636.3	836.3

FINANCIAL RATIOS

	31 March
			31 December 2003
	2004	2003
Interest cover (EBITDAE/Cash interest) 4 quarterly rolling	2.6	2.3	2.2
Interest cover (EBITDA/Cash interest) 4 quarterly rolling	1.4	2.7	1.6
Group equity in % of total assets	42.5%	36.0%	40.4%
Interest-bearing debt in % of group equity	57.6%	88.3%	56.3%

EQUITY PER SHARE

	31 March
			31 December 2003
	2004	2003
Basic number of ordinary shares outstanding (x 1,000)	136,166	132,113	136,177
Basic shareholders' equity per share (in euro)	6.51	9.22	6.09
Fully diluted number of ordinary shares outstanding (x 1,000)	186,963	155,582	186,155
Fully diluted shareholders' equity per share (in euro)	7.67	10.46	7.36

EQUITY RECONCILIATION

	31 March
			31 December 2003
	2004	2003
Shareholders' equity at the start of the reporting period	1,436	1,769	1,769
Net result year to date	15	78	(132)
Dividend ordinary shares for 2002	—	—	(4)
Net proceeds issue ordinary shares	—	—	6
Accrual dividend preference shares A 2003	—	—	(11)
Translation differences	49	(38)	(192)

Shareholders' equity at the end of the reporting period	1,500	1,809	1,436

FIGURES PER DIVISION
NET SALES

	first quarter
in millions of euro
	2004	2003	change
Office Products North America	866.0	1,003.3	(13.7%)
Office Products Europe / Australia	385.6	378.0	2.0%
Graphic Systems	96.7	62.1	55.8%

Buhrmann excluding Paper Merchanting	1,348.2	1,443.3	(6.6%)
Paper Merchanting	—	710.3

Buhrmann	1,348.2	2,153.6	(37.4%)

ADDED VALUE

	first quarter
in millions of euro
	2004	2003	change
Office Products North America	236.5	275.4	(14.1%)
Office Products Europe/Australia	106.5	98.8	7.8%
Graphic Systems	23.8	15.5	53.3%

Buhrmann excluding Paper Merchanting	366.8	389.8	(5.9%)
Paper Merchanting	—	112.4

Buhrmann	366.8	502.1	(27.0%)

ADDED VALUE as a % of NET SALES

	first quarter
	2004	2003
Office Products North America	27.3%	27.5%
Office Products Europe / Australia	27.6%	26.1%
Graphic Systems	24.6%	25.0%
Buhrmann excluding Paper Merchanting	27.2%	27.0%
Paper Merchanting	—	15.8%
Buhrmann	27.2%	23.3%

OPERATING RESULT (EBITAE/EBIT)

	first quarter
in millions of euro
	2004	2003
Office Products North America	43.0	43.0
Office Products Europe / Australia	14.6	8.2
Graphic Systems	(0.6)	(8.9)
Holdings	(5.7)	(5.6)

Buhrmann excluding Paper Merchanting	51.3	36.6
Paper Merchanting	—	14.6

EBITAE	51.3	51.2
Exceptionals	—	55.9
Goodwill	(11.1)	(13.4)

EBIT	40.2	93.8

ROS — % (EBITAE / EBITE as a % of net sales)
excluding exceptional results

	first quarter
	2004	2003
Office Products North America	5.0%	4.3%
Office Products Europe / Australia	3.8%	2.2%
Graphic Systems	(0.6%)	(14.4%)
Holding EBITA as a % of Buhrmann's total net sales	0.0%	0.0%
Buhrmann excluding Paper Merchanting	3.8%	2.5%
Paper Merchanting	0.0%	2.0%
Buhrmann before amortisation of goodwill (EBITAE)	3.8%	2.4%
Buhrmann after amortisation of goodwill (EBITE)	3.0%	1.8%

OFFICE PRODUCTS NORTH AMERICA

	first quarter
in millions of dollar
	2004	2003	change
Net Sales	1,083.1	1,076.6	0.6%
Added value	295.8	295.6	0.1%
Operating result excluding exceptionals (EBITAE)	53.8	46.1	16.6%
Average capital employed, excluding goodwill	742.9	825.0

AVERAGE CAPITAL EMPLOYED

	first quarter
in millions of euro
	2004	2003
Office Products North America	598.5	767.6
Office Products Europe / Australia	186.4	202.2
Graphic Systems	128.0	132.8
Other activities and holdings	1.0	23.7

Buhrmann excluding Paper Merchanting	913.9	1,126.4
Paper Merchanting	—	622.0

Buhrmann, excluding goodwill	913.9	1,748.4
Goodwill	1,409.4	1,755.3

Buhrmann, including goodwill	2,323.3	3,503.7

ROCE in %

	first quarter
	2004	2003
Office Products North America	28.7%	22.4%
Office Products Europe / Australia	31.4%	16.2%
Graphic Systems	(1.9%)	(26.8%)
Buhrmann excluding Paper Merchanting	22.5%	13.0%
Paper Merchanting	0.0%	9.4%
Buhrmann, excluding goodwill and exceptionals	22.5%	11.7%
Buhrmann, including goodwill and exceptionals	6.9%	10.7%

ORGANIC GROWTH OF SALES

	first quarter
	2004	2003
Office Products North America	2%	1%
Office Products Europe / Australia	(2%)	(4%)
Graphic Systems	27%	(25%)
Buhrmann excluding Paper Merchanting	2%	(2%)
Paper Merchanting	—	(7%)

Buhrmann	2%	(4%)

NUMBER OF EMPLOYEES

	31 March
			31 December 2003
	2004	2003
Office Products North America	10,653	11,885	10,775
Office Products Europe / Australia	5,904	6,055	5,873
Graphic Systems	1,086	1,148	1,114
Holdings	68	73	70

Buhrmann excluding Paper Merchanting	17,711	19,160	17,832
Paper Merchanting	0	5,314	0

Buhrmann	17,711	24,474	17,832

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004	2003				2002
in millions of euros
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6
Cost of sales	(981.5)	(1,298.2)	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)

Added value	366.8	411.8	468.6	476.9	502.1	540.1	528.5	578.7	605.6
Operating costs	(295.1)	(322.5)	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)
Exceptional operating costs	—	(13.0)	0.6	7.3	55.9	0.1	—	—	—

EBITDA	71.7	76.4	80.0	89.0	135.1	111.4	95.8	118.0	130.4
Depreciation	(20.4)	(24.7)	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)

EBITA	51.3	51.7	53.0	64.0	107.2	83.0	68.2	90.0	100.8
Amortisation of goodwill	(11.1)	(12.6)	(12.9)	(12.7)	(13.4)	(16.6)	(16.7)	(17.8)	(18.4)
Impairment of goodwill	—	(53.4)	—	—	—	(573.4)	—	—	—

Operating result (EBIT)	40.2	(14.3)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4
Net financing costs	(20.1)	(28.3)	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)
Exceptional financing costs	—	(96.4)	—	—	—	—	—	—	—

Result on ordinary operations before tax	20.1	(139.1)	(1.3)	6.9	47.0	(548.8)	2.5	14.5	32.2
Taxes	(1.8)	(8.1)	(1.5)	(1.3)	2.7	1.9	(1.7)	(6.5)	(11.1)
Exceptional tax items	—	45.8	—	—	30.0	—	—	—	—
Other financial results	(0.1)	(0.1)	0.6	0.0	—	3.0	0.2	12.6	(0.0)
Exceptional other financial results	—	(102.3)	—	—	—	—	—	—	—
Minority interests	(3.6)	(3.6)	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)
Exceptional minority interests	—	1.8	—	—	—	—	—	—	—

Net result on ordinary operations	14.5	(205.6)	(6.1)	1.9	77.7	(546.7)	(2.3)	17.0	18.5
Extraordinary result net	(0.0)	0.0	(0.0)	0.0	(0.0)	(74.3)	0.0	0.0	(0.0)

Net result	14.5	(205.6)	(6.1)	1.9	77.7	(621.0)	(2.3)	17.0	18.5

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	25.7	(139.6)	6.8	14.6	91.0	43.3	14.4	34.8	36.9

RATIOS
Added value as a % of net sales	27.2%	24.1%	22.8%	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%
EBITDAE as a % of net sales	5.3%	5.2%	3.9%	3.8%	3.7%	4.6%	4.0%	4.6%	5.1%
EBITAE as a % of net sales	3.8%	3.8%	2.6%	2.7%	2.4%	3.4%	2.8%	3.5%	4.0%
EBITE as a % of net sales	3.0%	3.0%	1.9%	2.1%	1.8%	2.7%	2.1%	2.8%	3.2%

FIGURES PER DIVISION NET SALES

	2004	2003				2002
in millions of euros
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	866.0	965.9	955.3	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9
Office Products Europe / Australia	385.6	385.6	357.1	358.1	378.0	384.0	370.2	390.0	395.8
Graphic Systems	96.7	109.9	91.8	104.7	62.1	166.5	109.3	112.9	100.0

Buhrmann excluding Paper Merchanting	1,348.2	1,461.4	1,404.2	1,477.0	1,443.3	1,693.1	1,683.0	1,816.7	1,766.6
Paper Merchanting	—	248.7	649.1	658.6	710.3	731.4	725.9	750.7	780.0

Buhrmann	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6

OPERATING RESULT (EBITAE/EBIT)

	2004	2003				2002
in millions of euros
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	43.0	38.7	37.8	39.5	43.0	24.2	40.9	61.0	71.0
Office Products Europe / Australia	14.6	15.2	9.4	12.0	8.2	18.7	17.3	12.9	15.1
Graphic Systems	(0.6)	1.1	(2.5)	(1.7)	(8.9)	17.3	2.0	3.1	0.5
Holdings	(5.7)	0.5	(5.2)	(5.6)	(5.6)	0.3	(6.4)	(5.5)	(5.6)

Buhrmann excluding Paper Merchanting	51.3	55.6	39.6	44.2	36.6	60.5	53.8	71.6	81.0
Paper Merchanting	—	9.1	12.9	12.5	14.6	21.7	14.7	18.3	19.8

EBITAE	51.3	64.7	52.6	56.7	51.2	82.3	68.5	89.8	100.8
Exceptionals	—	(13.0)	0.6	7.3	55.9	0.1	—	—	—
Goodwill	(11.1)	(66.0)	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)

EBIT	40.2	(14.3)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4

AVERAGE CAPITAL EMPLOYED

	2004	2003				2002
in millions of euros
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	598.5	621.1	637.6	680.1	767.6	839.2	870.1	972.1	1,067.0
Office Products Europe / Australia	186.4	183.1	187.1	186.6	202.2	212.1	212.0	207.8	213.4
Graphic Systems	128.0	117.4	126.6	131.1	132.8	120.5	120.7	123.3	124.7
Other activities and holdings	1.0	7.1	20.6	25.4	23.7	26.6	24.2	17.7	15.8

Buhrmann excluding Paper Merchanting	913.9	928.7	971.9	1,023.3	1,126.4	1,198.4	1,226.9	1,320.9	1,420.9
Paper Merchanting	—	203.9	602.9	602.4	622.0	670.9	689.6	687.0	683.0

Buhrmann, excluding goodwill	913.9	1,132.6	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9
Goodwill	1,409.4	1,533.0	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9

Buhrmann, including goodwill	2,323.3	2,665.6	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8

ROCE (IN %)

	2004	2003				2002
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	28.7%	24.9%	23.7%	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%
Office Products Europe / Australia	31.4%	33.3%	20.1%	25.7%	16.2%	35.2%	32.6%	24.9%	28.3%
Graphic Systems	(1.9%)	3.9%	(7.7%)	(5.2%)	(26.9%)	57.5%	6.5%	10.2%	1.7%
Buhrmann excluding Paper Merchanting	22.5%	23.9%	16.3%	17.3%	13.0%	20.2%	17.5%	21.7%	22.8%
Paper Merchanting	0.0%	17.8%	8.6%	8.3%	9.4%	13.0%	8.6%	10.6%	11.6%
Buhrmann, excluding goodwill and exceptionals	22.5%	22.8%	13.3%	14.0%	11.7%	17.6%	14.3%	17.9%	19.2%
Buhrmann, including goodwill	6.9%	(2.1%)	4.9%	6.2%	10.7%	(49.0%)	4.7%	6.3%	6.9%

NET RESULT PER SHARE
FULLY DILUTED

	2004	2003				2002
Per ordinary share in euros
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	(0.76)	0.03	0.07	0.57	0.26	0.08	0.21	0.22

CONSOLIDATED CASH FLOW STATEMENT

	2004	2003				2002
in millions of euro
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBITDA	72	76	80	89	135	111	96	118	131
Additions to / (release of) provisions	1	(10)	5	1	4	5	—	1	(6)

Operating result on a cash basis	73	66	85	90	139	116	96	119	125
(Increase) / decrease in inventories	28	(26)	16	16	(6)	30	(16)	5	(8)
(Increase) / decrease in trade receivables	43	(45)	56	(23)	119	28	125	(52)	94
Increase / (decrease) in trade creditors	(158)	126	(74)	69	(164)	73	(120)	149	(274)
(Increase) / decrease in other receivables and liabilities	46	(39)	31	(17)	42	(36)	26	(16)	45

(Increase) / decrease in working capital	(41)	16	30	45	(9)	95	15	86	(143)
Financial payments	(24)	(22)	(41)	(40)	(36)	(49)	(46)	(56)	(50)
Other operational payments	(8)	(9)	(15)	(16)	(11)	(20)	(12)	(11)	(7)

Cash flow from operational activities	(1)	51	59	79	83	142	53	138	(75)
Investments in tangible fixed assets	(15)	(19)	(20)	(22)	(18)	(30)	(16)	(30)	(31)
Acquisitions, integration and divestments	(12)	629	(6)	(1)	(7)	(5)	(11)	43	(58)

Available cash flow	(27)	661	33	56	58	107	26	151	(164)
Cash flow from financing activities	(9)	(574)	(26)	(61)	(12)	(145)	60	(157)	34

Net cash flow	(36)	87	7	(5)	46	(38)	86	(6)	(130)

ORGANIC GROWTH OF SALES

	2004	2003				2002
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Office Products North America	2%	2%	(9%)	(4%)	1%	(3%)	3%	0%	(6%)
Office Products Europe / Australia	(2%)	0%	(4%)	(5%)	(4%)	(4%)	(5%)	1%	(2%)
Graphic Systems	27%	(24%)	(12%)	(13%)	(25%)	(10%)	(7%)	(18%)	(18%)
Buhrmann excluding Paper Merchanting	2%	(1%)	(8%)	(5%)	(2%)	(3%)	0%	(1%)	(4%)
Paper Merchanting	—	(4%)	(7%)	(8%)	(7%)	(5%)	(3%)	(3%)	(4%)

Buhrmann	2%	(2%)	(8%)	(6%)	(4%)	(4%)	0%	(2%)	(5%)

EXCHANGE RATES

	2004	2003				2002
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Euro versus US$, average rate	$1.25	$1.19	$1.12	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88
Euro versus US$, end rate	$1.22	$1.26	$1.17	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ H. VAN DER KOOIJ H. van der Kooij Company Secretary
Date: May 6, 2004

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